

April 14, 2023

Fidji Simo
Chief Executive Officer
Maplebear Inc.
50 Beale Street, Suite 600
San Francisco, CA 94105

      Re: Maplebear Inc.
          Amendment No. 4 to Draft Registration Statement on Form S-1
          Submitted March 20, 2023
          CIK No. 0001579091

Dear Fidji Simo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Business Model, page 4

1. Please expand the bullet point on net income to explain that net income for 2022 included a $358 million benefit from the release of your full valuation allowance on your deferred tax assets in the United States.

2. Please expand your disclosure to clarify the expansion to your business that "optimizes for profitable growth over time" following the pandemic.

3. You present the changes in line items and metrics from 2020 to 2022, which we note includes a period where your growth was significantly accelerated by the COVID-19

pandemic. Please revise so that it is clear to investors that the period included here shows significant growth due to COVID-19, and that you do not expect your pandemic-accelerated growth rates to recur in future periods. Please also tell us why you believe that the comparison from 2020 to 2022 is appropriate and why you are not disclosing changes from 2021 to 2022. Please include disclosure here quantifying your accumulated deficit and disclosing that you only recently began generating profit and that you have historically experienced significant net losses.

Executive Compensation

Summary Compensation Table, page 233

4.   We note footnote 2 to the Summary Compensation Table which states that the amount disclosed in the "Stock Awards" column represents the aggregate grant-date fair value of each RSU award and PSU award granted during 2022. We also note your disclosure that achievement of the liquidity event-based vesting condition and, as applicable, the market capitalization goal, were not deemed probable on the date of grant. Please explain how your disclosure is consistent with Instruction 3 to Item 402(c)(2)(v) and (vi). Please also disclose in the footnote the value of the award at grant date assuming that the highest level of performance conditions will be achieved.

Notes to Consolidated Financial Statements

13. Income Taxes, page F-54

5.   Please provide us with a comprehensive analysis of ASC 740-10-30 to support the release of your entire valuation allowance of $358 million related to the U.S. federal and state net deferred tax assets during the fiscal year ended December 31, 2022. In your response, please quantify the amount of "cumulative income in recent years, including the effect of permanent adjustments," and compare for us the magnitude and duration of the periods of losses and profitability. Describe the factors driving the past losses and the changes that result in current profitability. Explain why profitability is sustainable, including how you considered the effect of economic uncertainty in your analysis. Last, detail for us management's track record in making forecasts for the past three years by comparing the forecasted income or loss for the upcoming year against actual results.

14. Net Income (Loss) per Share Attributable to Common Stockholders, page F-57

6.   Please tell us your determination of the $20 million undistributed earnings reallocated to common stockholders included in your net income (loss) attributable to common stockholders, diluted for fiscal year ended December 31, 2022.

       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jon Avina